UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COVIDIEN DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

36 Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Covidien Announces Definitive Agreement to Acquire VNUS Medical Technologies, Inc.

Dublin, Ireland, and San Jose, CA – May 8, 2009 – Covidien (NYSE: COV) and VNUS Medical Technologies, Inc. (NASDAQ: VNUS) today announced that Covidien has reached a definitive agreement to acquire VNUS, a developer of medical devices for minimally invasive treatment of venous reflux disease.

VNUS had 2008 revenues of $101 million and is based in San Jose, CA. The Boards of Directors of both companies have unanimously approved the transaction, pursuant to which a wholly owned subsidiary of Covidien will pay $29.00 in cash per VNUS share for a total of approximately $440 million, net of cash acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by June 30, 2009.

Venous reflux disease is an underlying cause of varicose veins that can result in symptoms including leg pain, swelling, fatigue and skin ulcers. VNUS’s proprietary products include the VNUS Closure® system, which employs a disposable radiofrequency catheter that controllably heats and closes diseased veins. In a randomized clinical trial, the system was proven to be as effective as vein stripping, an open surgical procedure that has been the historical standard for treatment for venous reflux disease, but with fewer side effects and faster recovery.

“The acquisition of VNUS will allow Covidien to expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons and interventional radiologists,” said Joe Almeida, President, Medical Devices, Covidien. “The VNUS product line will be an important addition to our innovative portfolio of vascular intervention products.”

“By joining Covidien, VNUS gains access to extended global resources to further drive the growth of VNUS products around the world,” said Brian Farley, President and Chief Executive Officer, VNUS. “To date, approximately 500,000 patients suffering from painful varicose veins and venous reflux have been treated with the VNUS Closure catheter, and we look forward to seeing this transaction facilitate expanding the access to this beneficial therapy for many more patients.”

Assuming a second calendar quarter closing, Covidien expects this transaction to dilute fiscal 2009 GAAP earnings per share, primarily due to a one-time charge for in-process research and development (IPR&D). On a non-GAAP basis, excluding IPR&D, the transaction is expected to be slightly dilutive to 2009 earnings per share; however, the underlying strength of Covidien’s existing businesses is expected to offset this dilution. As a result, Covidien does not anticipate this transaction will have a material impact on its fiscal 2009 sales or operating margin outlook.

Once the transaction has been completed, Covidien will report the VNUS business as part of its Vascular product line in the Medical Devices segment.

ABOUT COVIDIEN

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. With 2008 revenue of nearly $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

ABOUT VNUS MEDICAL TECHNOLOGIES, INC.

VNUS is a leading provider of medical devices for the minimally invasive treatment of venous reflux, a progressive condition caused by incompetent vein valves in the leg. VNUS sells the Closure system, which consists of a proprietary radiofrequency (RF) generator and proprietary disposable endovenous catheters and devices to treat diseased veins through the application of temperature-controlled RF energy. For more information, please visit the corporate website at http://www.vnus.com.

COVIDIEN CONTACTS

Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-452-4343	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com

VNUS CONTACT

Peter Osborne

Chief Financial Officer and Vice President of Finance and Administration

408-360-7499

ir@vnus.com

FORWARD-LOOKING STATEMENTS

Any statements contained in this communication that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. This release contains forward-looking information about Covidien’s proposed acquisition of VNUS Medical Technologies, Inc., the timing of the anticipated transaction, the potential benefits of the anticipated transaction, VNUS’ clinical trials, products and product candidates and the potential benefits of such products and product candidates, and expected dilutive effect. Any forward-looking statements contained herein are based on Covidien’s and VNUS’ management’s current beliefs and expectations, but are subject to a number of risks, uncertainties and changes in circumstances, which may cause actual results or actions to differ materially from what is expressed or implied by these statements. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the satisfaction of conditions to closing the agreement; the ability to successfully integrate VNUS’ operations and programs with Covidien’s and the time and resources required to do so, the uncertainties inherent in commercial, research and development activities, decisions by regulatory authorities regarding whether and when to approve any applications for such product candidates and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments. These and other factors are identified and described in more detail in Covidien’s and VNUS’ filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. We disclaim any obligation to update these forward-looking statements other than as required by law.

NON-GAAP Financial Information

This release contains a non-GAAP financial measure. This non-GAAP financial measure, which is used as measures of Covidien’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of Covidien’s financial performance prepared in accordance with GAAP. A reconciliation of this non-GAAP financial measure to GAAP is provided in the text of this release. Covidien’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how Covidien defines its non-GAAP financial measures. Specifically, any one-time charge for in-process research and development is excluded from the projected earnings per share dilution.

Management uses this non-GAAP financial measure to gain an understanding of Covidien’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. This non-GAAP financial measure is also used by Covidien’s management in their financial and operating decision-making because management believes they reflect the underlying economics of Covidien’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand Covidien’s business and may, in some cases, be difficult to forecast accurately for future periods. Covidien’s management believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating Covidien’s current operating performance and future prospects in the same manner as management does if they so choose. Non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect Covidien’s operations. Management compensates for this and other limitations by also considering Covidien’s financial results as determined in accordance with GAAP.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of VNUS. Covidien Delaware Corp. (the “Merger Sub”), an indirect, wholly owned subsidiary of Covidien, has not commenced the tender offer for the shares of VNUS stock described in this press release.

Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, VNUS will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, VNUS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by the Merger Sub and VNUS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:

Covidien

Investor Relations

508-452-4650

investor.relations@covidien.com

or

VNUS Medical Technologies

Investor Relations

408-360-7499 Extension 7446

ir@vnus.com